UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

______________________________________________
                                             :
       In the Matter of                      :
                                             :
CENTRAL OHIO COAL COMPANY                    :    CERTIFICATE OF
301 Cleveland Avenue, S.W.                   :     NOTIFICATION
Canton, OH 44702                             :         NO. 1
                                             :
SOUTHERN OHIO COAL COMPANY                   :
301 Cleveland Avenue, S.W.                   :
Canton, OH 44702                             :
                                             :
WINDSOR COAL COMPANY                         :
301 Cleveland Avenue, S.W.                   :
Canton, OH 44702                             :
                                             :
     (70-8611)                               :
                                             :
(Public Utility Holding Company Act of 1935) :
_____________________________________________:


     THIS IS TO CERTIFY THAT CENTRAL OHIO COAL COMPANY and SOUTHERN OHIO COAL COMPANY, in accordance with the terms and conditions of, and for the purposes represented by, the Application - Declaration herein and the Order of the Securities and Exchange Commission with respect thereto, dated September 13, 1996, HCAR No. 35-26573, have carried out the transactions set forth below:
     1. On September 26, 1996, the Board of Directors of Central Ohio Coal Company declared due and payable dividends on its Common Shares out of paid-in capital of $19,961,687.00 to its parent, Ohio Power Company.
     2. On September 26, 1996, the Board of Directors of Southern Ohio Coal Company declared due and payable dividends on its Common Shares out of paid-in capital of $20,858,473.00 to its parent, Ohio Power Company.
     3. Windsor Coal Company and Southern Ohio Coal Company will file further Certificates of Notification on the carrying out of future transactions pursuant to the aforesaid order and will file a "past tense" opinion of counsel as to all the transactions authorized by such Order at the time the last of such transactions has been carried out.
                         CENTRAL OHIO COAL COMPANY
                         SOUTHERN OHIO COAL COMPANY


                         By: _/s/ A. A. Pena____________
                                     Treasurer

Dated:  October 3, 1996